
November 17, 2023

Robert P. Verostek
Executive Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, SC 29319

>    **Re:  Denny's Corporation**
>        **Form 10-K for the Fiscal Year Ended December 28, 2022**
>        **File No. 000-18051**

Dear Robert P. Verostek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services